UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: November 10, 2011
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is [XXXXXXXXXXXXXX]
EXPLANATORY NOTE: [XXXXXXXXXXXXXXX]
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY CORPORATION
REPORTS THIRD QUARTER RESULTS
Highlights
•	Third quarter 2011 cash flow from vessel operations of $157.4 million, up 18 percent from the same period of the prior year.
•
Third quarter 2011 adjusted net loss attributable to stockholders of Teekay of $40.6 million, or $0.58 per share (excluding specific items which increased GAAP net loss by $250.6 million, or $3.62 per share).

•	Agreed to acquire three FPSO units from Sevan Marine ASA and make an equity investment in exchange for a 40 percent ownership interest in a recapitalized Sevan.
•	Teekay LNG Partners/Marubeni joint venture agreed to acquire Maersk LNG fleet.
•	Total consolidated liquidity of $1.8 billion as at September 30, 2011, of which approximately $700 million was at Teekay Parent.
•	As at November 10, 2011, 5.2 million ($162 million) of Teekay Corporation shares were repurchased under existing $200 million authorization.
Hamilton, Bermuda, November 10, 2011 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $40.6 million, or $0.58 per share, for the quarter ended September 30, 2011, compared to an adjusted net loss attributable to the stockholders of Teekay of $53.3 million, or $0.73 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $250.6 million (or $3.62 per share) for the three months ended September 30, 2011 and increasing GAAP net loss by $132.8 million (or $1.82 per share) for the three months ended September 30, 2010, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, a net loss attributable to the stockholders of Teekay of $291.2 million, or $4.20 per share, for the quarter ended September 30, 2011, compared to net loss attributable to the stockholders of Teekay of $186.0 million, or $2.55 per share, for the same period of the prior year. Net revenues(2) for the third quarter of 2011 were $428.5 million, compared to $414.2 million for the same period of the prior year.
For the nine months ended September 30, 2011, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $104.7 million, or $1.48 per share, compared to adjusted net loss attributable to the stockholders of Teekay of $83.2 million, or $1.14 per share, for the nine months ended September 30, 2010. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $312.6 million (or $4.42 per share) for the nine months ended September 30, 2011 and increasing GAAP net loss by $269.9 million (or $3.70 per share) for the nine months ended September 30, 2010, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $417.3 million, or $5.90 per share, for the nine months ended September 30, 2011, compared to net loss attributable to the stockholders of Teekay of $353.2 million, or $4.84 per share, for the nine months ended September 30, 2010. Net revenues(2) for the nine months ended September 30, 2011 were $1,304.4 million, compared to $1,400.4 million for the same period of the prior year.
(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

On October 5, 2011, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended September 30, 2011. The cash dividend was paid on October 31, 2011, to all shareholders of record on October 21, 2011.
“During the past month, we have announced significant transactions in both our offshore and LNG businesses which will further strengthen our market positions in these important growth sectors,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Our proposed purchase of three FPSO units from Sevan Marine ASA will establish Teekay as the largest operator of leased FPSOs in the North Sea and the fourth largest FPSO operator globally, and we believe our equity investment in, and cooperation agreement with, a recapitalized Sevan will enhance our capabilities in offshore project development and provide a new source of potential growth projects for our offshore business. In addition, Teekay LNG Partners’ pending acquisition, through a joint venture with Marubeni Corporation, of an interest in eight on-the water LNG carriers from A.P. Moller-Maersk will increase our presence in the growing global LNG shipping market and is expected to contribute additional general partnership cash flows to Teekay Parent. Together, these transactions will add approximately $2 billion of forward fixed-rate revenue bringing our total portfolio of forward fixed-rate contract revenues to approximately $16 billion, with an average contract duration of nine years. Following completion of these acquisitions and our previously announced newbuilding and conversion projects, Teekay’s invested capital in the offshore and gas segments will represent approximately 80 percent of our consolidated invested capital.”
“Upon completion, these strategic investments in fixed-rate LNG carriers and FPSO units are expected to improve our profitability and provide further insulation from the current weak spot tanker market which continues to experience an oversupply of vessels relative to demand,” Mr. Evensen added. “Although the spot tanker market improved in certain regions during October 2011, this was largely due to short-lived seasonal factors. With further market weakness expected until the pace of conventional tanker newbuilding deliveries slows towards the end of 2012 and early 2013, we continue to reduce our spot market exposure through redeliveries of time-chartered-in vessels and time-chartering out of vessels at fixed-rates. Due to the significant reduction in spot conventional tanker rates and asset values during the past several quarters, for accounting purposes, we recorded non-cash impairment charges in the third quarter of 2011 primarily associated with certain of our smaller product tankers, certain of our older conventional tankers and goodwill related to our conventional tanker business segment. It is important to note that these non-cash charges do not affect our operations, cash flows, liquidity, or any of our loan covenants.”
“Over the past few years, Teekay’s daughter company structure has been an important part of positioning the Company for profitable growth by enabling us to delever our balance sheet and build liquidity,” Mr. Evensen continued. “In the coming quarters, our main focus will be on completing the Maersk LNG and proposed Sevan transactions, executing on our existing offshore newbuilding and conversion projects, and improving the profitability of our existing business operations.”
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Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended September 30, 2011
	(unaudited)
	Teekay						Teekay
(in thousands of U.S.	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	208,804	96,949	28,966	152,625		(58,833)	428,511

Vessel operating expense	71,641	22,366	10,908	67,457		—	172,372
Time-charter hire expense	18,620	—	1,610	86,036		(58,833)	47,433
Depreciation and amortization	46,905	23,032	10,797	27,012		—	107,746
Cash flow from vessel operation(1)(2)	105,227	70,402	14,521	(32,736	)(3)	—	157,414

Net debt(4)	1,764,269	1,446,447	335,246	893,554		—	4,439,516

	Three Months Ended September 30, 2010
	(unaudited)
	Teekay						Teekay
(in thousands of U.S.	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	181,819	92,877	34,098	144,012		(38,573)	414,233

Vessel operating expense	67,036	20,963	10,596	60,975		—	159,570
Time-charter hire expense	20,352	—	—	86,244		(38,573)	68,023
Depreciation and amortization	47,179	22,126	11,267	28,622		—	109,194
Cash flow from vessel operation(1)(2)	77,891	66,623	18,773	(29,394	)(3)	—	133,893

Net debt(4)	1,334,077	1,490,747	408,284	623,596		—	3,856,704

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(3)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2011 and 2010, Teekay Parent received daughter company dividends and distributions totaling $34.9 million and $45.8 million, respectively. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49 percent interest in Teekay Offshore Operating L.P., which was controlled by Teekay Offshore, prior to the sale of this interest to Teekay Offshore on March 8, 2011. Please refer to Appendix D to this release for further details.

(4)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 40 shuttle tankers (including four chartered-in vessels, and four committed newbuildings), two floating, production, storage and offloading (FPSO) units, five floating, storage and offtake (FSO) units and 10 conventional oil tankers. Teekay Offshore’s interests in its owned fleet range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. As at September 30, 2011, Teekay Parent owned a 36.5 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $105.2 million in the third quarter of 2011, from $77.9 million in the same period of the prior year. This increase was primarily due to the acquisition from Teekay of the Cidade de Rio das Ostras FPSO unit on October 1, 2010, a planned maintenance shutdown on the Petrojarl Varg FPSO unit in the third quarter of 2010, higher project revenues from the shuttle tanker fleet during the third quarter of 2011, higher revenues relating to the amended Statoil master agreement effective September 2010 (which includes the contribution from the Amundsen Spirit and Nansen Spirit which were acquired during the fourth quarter of 2010, and the Peary Spirit which was acquired in August 2011, and lower time-charter hire expenses resulting from re-delivery of two in-chartered vessels. This was partially offset by lower revenue as a result of fewer revenue days from vessels operating under contracts of affreightment as well as the sale of the Karratha Spirit FSO unit during the first quarter of 2011.
In July 2011, Teekay Offshore sold 0.7 million common units in a private placement for net proceeds of $20.4 million (including the general partners’ contribution), which were used to partially finance the shipyard installments relating to four newbuilding shuttle tankers to be constructed by Samsung Heavy Industries for a total delivered cost of approximately $480 million. Upon their scheduled delivery in mid- to late-2013, the vessels will commence operations under 10-year time-charter contracts, which include certain contract extension and vessel purchase options, with a subsidiary of BG Group plc to provide shuttle tanker services in Brazil.
In early August 2011, Teekay Offshore sold its 1993-built conventional Aframax tanker, the Scotia Spirit, to a third party for net proceeds of $8.3 million.
In early October 2011, Teekay Offshore acquired the Scott Spirit shuttle tanker newbuilding from Teekay Parent for a total purchase price of approximately $116 million, including $93.3 million of assumed debt. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues generated during the two years following acquisition.
In early November 2011, Teekay Offshore agreed to acquire the Sevan Piranema (Piranema) FPSO from Sevan Marine ASA for a purchase price of approximately $165 million. The 2007-built Piranema FPSO is currently operating under a long-term charter to Petrobras S.A. on the Piranema field located offshore Brazil. The charter includes a firm contract period ending in March 2018 followed by up to 11 one-year extension options and includes cost escalation clauses. The transaction is expected to close in the fourth quarter of 2011. In early November 2011, Teekay Offshore announced that it had agreed to sell approximately 7.1 million common units in an equity private placement for proceeds of approximately $170 million a portion of which will be used to finance the acquisition of the Piranema FPSO.
For the third quarter of 2011, Teekay Offshore’s quarterly distribution was $0.50 per unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totals $13.4 million for the third quarter of 2011, as detailed in Appendix D to this release.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 20 LNG carriers, five LPG/Multigas carriers and 11 conventional tankers. Teekay LNG’s ownership interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG has agreed to acquire a 33 percent interest in one remaining newbuilding LNG carrier from Teekay Parent in early 2012, upon its delivery from the shipyard. Teekay LNG also expects to acquire, through the Teekay LNG Marubeni joint venture, ownership interests in eight LNG carriers as described below. As at September 30, 2011, Teekay Parent owned a 43.6 percent interest in Teekay LNG (including the 2 percent sole general partner interest).
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Cash flow from vessel operations from Teekay LNG during the third quarter of 2011 increased to $70.4 million from $66.6 million in the same period of the prior year. This increase was primarily due to the acquisition of a Multigas carrier in mid-June 2011 and an LPG carrier in mid-September 2011 and fewer off-hire days relating to scheduled drydockings for the conventional tanker fleet, partially offset by the sale of the Dania Spirit LPG carrier in November 2010.
In October 2011, Teekay LNG announced that its joint venture with Marubeni Corporation (Marubeni) (the Teekay LNG Marubeni Joint Venture) agreed to acquire ownership interests in eight LNG carriers (the Maersk LNG Carriers) from Denmark-based global conglomerate, A.P. Moller-Maersk A/S, for an aggregate purchase price of approximately $1.402 billion. The Teekay LNG Marubeni Joint Venture, in which Teekay LNG and Marubeni have 52 percent and 48 percent economics, respectively, but share control, will acquire 100 percent interests in six LNG carriers and 26 percent interests in the two remaining LNG carriers. The transaction is expected to close by early 2012. To finance this transaction, the Teekay LNG Marubeni Joint Venture has secured loan facilities, which on a combined basis total approximately $1.12 billion. The remaining $280 million of the purchase price is expected to be financed with equity contributions from Teekay LNG and Marubeni, commensurate with the respective joint venture ownership interests. In early November 2011, Teekay LNG completed a public equity offering of 5.5 million common units (before underwriters’ overallotment option), raising net proceeds of approximately $179.5 million (including Teekay Parent’s contribution to maintain its 2 percent general partnership interest) which will be used to fully finance Teekay LNG’s $146 million pro rata equity contribution for the Maersk LNG Carriers.
Between late-August and late-October 2011, Teekay LNG acquired from Teekay Parent a 33 percent interest in the first three newbuilding Angola LNG carriers upon their respective deliveries, for a total equity purchase price of approximately $57 million. Upon delivery, each vessel commenced its respective 20-year fixed-rate charter to the Angola LNG Project. In addition, in September and October 2011, Teekay LNG took delivery of the final newbuilding LPG carrier and final newbuilding Multigas carrier, for a combined cost of approximately $88 million. Upon their deliveries, the vessels commenced 15-year charters to I.M. Skaugen.
For the third quarter of 2011, Teekay LNG’s quarterly distribution was $0.63 per unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totals $19.1 million for the third quarter of 2011, as detailed in Appendix D to this release.
Teekay Tankers Ltd.
Teekay Tankers’ fleet includes 11 Aframax tankers and six Suezmax tankers (including two in-chartered Aframax tankers). In addition, Teekay Tankers owns a 50 percent interest in a VLCC newbuilding scheduled to deliver in April 2013 and has invested $115 million in three-year, first-priority mortgage loans secured by two VLCC newbuildings which yield an average of 10 percent per annum. Of the 17 vessels currently in operation, 9 are subject to fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Teekay Parent currently owns a 26.0 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares, which together with its current ownership of Class A common shares, provides Teekay voting control of Teekay Tankers).
Cash flow from vessel operations from Teekay Tankers decreased to $14.5 million in the third quarter of 2011, from $18.8 million in the same period of the prior year, primarily due to lower average realized tanker rates for its spot and fixed fleets during the third quarter of 2011, compared to the same period of the prior year.
For the third quarter of 2011, Teekay Tankers declared a dividend of $0.15 per share. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $2.4 million for the third quarter of 2011, as detailed in Appendix D to this release.
Teekay Tankers recently time-chartered out two Aframax tankers, at rates above current spot tanker market levels, for firm periods of two and three years, respectively. These charter transactions will increase Teekay Tankers’ fixed-rate contract coverage to approximately 63 percent for the fourth quarter of 2011 and 48 percent for fiscal 2012, which includes the fixed income provided by Teekay Tankers’ investment in first-priority mortgage loans described above.
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Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at November 1, 2011, this included 17 conventional tankers, five FPSO units (including two which are currently under construction or conversion) and a 33 percent interest in one newbuilding LNG carrier. In addition, as at November 1, 2011, Teekay Parent had 16 chartered-in conventional tankers (including eight vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by Teekay Offshore.
In the third quarter of 2011, Teekay Parent generated negative cash flow from vessel operations of $32.7 million, compared to negative cash flow from vessel operations of $29.4 million in the same period of the prior year. The decrease in cash flow is primarily due to the sale of vessels, including the Cidade de Rio das Ostras FPSO unit to Teekay Offshore in October 2010, one Suezmax tanker and one Aframax tanker to Teekay Tankers during November 2010, and a decrease in average realized spot tanker rates for the third quarter of 2011 compared to the same period in the prior year, partially offset by higher cash flows from the FPSO fleet and the LNG fleet.
In October 2011, Teekay Parent entered into an agreement to acquire the Piranema, the Sevan Hummingbird (Hummingbird) and Sevan Voyageur (Voyageur) FPSO units, including their existing charter contracts, from Sevan for a total purchase price of approximately $668 million. Subsequently, Teekay Offshore agreed to acquire the Piranema FPSO directly from Sevan for $165 million, reducing the total purchase price to Teekay Parent for the remaining two FSPO units to $503 million. As part of the proposed transaction between Teekay Parent and Sevan, Teekay Parent will fund the remaining cost required to complete the upgrade of the Voyageur FPSO, which is estimated to be between $110 and $130 million, prior to the commencement of its new long-term contract in the third quarter of 2012. In addition, Teekay Parent will invest $25 million to acquire a 40 percent ownership interest a recapitalized Sevan and also enter into a cooperation agreement, whereby Teekay would have the right to acquire future offshore projects developed by Sevan. The transactions between Teekay Offshore and Sevan and Teekay Parent and Sevan are subject to the negotiation of definitive documentation and other conditions and are expected to close during the fourth quarter of 2011, except for the purchase of the Voyageur FPSO, which is expected to be completed in the third quarter of 2012.
In October 2011, Teekay Parent also sold the Scott Spirit shuttle tanker newbuilding, the fourth and final vessel in the “Explorer” class of shuttle tankers which includes the Amundsen Spirit, Peary Spirit and Nansen Spirit, to Teekay Offshore for a total purchase price of approximately $116 million, including $93.3 million of debt which was assumed by Teekay Offshore. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues generated during the two years following acquisition.
Tanker Market
Crude tanker rates weakened significantly during the third quarter of 2011, primarily due to an oversupply of vessels relative to demand. In addition, a number of isolated and seasonal factors exerted downward pressure on rates during the quarter. The decision by International Energy Agency (IEA) member countries to release 60 million barrels (mb) of oil from government stockpiles impeded tanker demand during the quarter, particularly in the United States where 30 mb of crude oil was released from reserves. In Europe, the ongoing absence of Libyan oil exports as well as oilfield maintenance and unplanned outages in the North Sea further weighed down on crude tanker demand. Tanker rates have remained generally weak in the early part of the fourth quarter to date, though rates in the Mediterranean and Black Sea spiked significantly in October as a result of an increase in transit delays through the Turkish Straits due to stricter regulations on the passage of vessels during non-daylight hours.
The tanker fleet grew by 20.0 million deadweight tonnes (mdwt), or 4.4 percent, in the first three quarters of 2011 compared to a net increase of 14.5 mdwt, or 3.4 percent, in the same period last year. The level of new tanker ordering remains very low with just 6.4 mdwt of tanker orders placed in 2011 to date, of which 2.0 mdwt was attributed to shuttle tankers, compared to 40.0 mdwt of tanker orders in 2010, of which 0.7 mdwt was attributed to shuttle tankers. As a result, the global tanker order book has fallen to 96 mdwt, the lowest level since March 2006. Expressed as a percentage of the active tanker fleet, the order book is at its lowest level since February 2003 at 20 percent of the total fleet.
The International Monetary Fund (IMF) has lowered its projections for global GDP growth in 2011 and 2012 by 0.3 percent and 0.5 percent, respectively, to 4.0 percent in both years. The lower estimates reflect mounting concerns over the pace of economic growth in the developed economies, particularly due to sovereign debt and financial issues in the Euro area. Nevertheless, the IEA expects global oil demand growth of 1.0 million barrels per day (mb/d), or 1.1 percent in 2011 and a further 1.3 mb/d, or 1.4 percent, in 2012 driven primarily by projected demand in Asia, the Middle East and Latin America.
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Teekay Parent Conventional Tanker Fleet Performance
The table below highlights the operating performance of Teekay Parent’s owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day, or time-charter equivalent (TCE) rates. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings, or mandated surveys.

	Three Months Ended
	September 30,	June 30,	September 30,
	2011	2011	2010

Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$8,289	$17,461	$18,676
Spot revenue days (2)(3)	481	586	461
Average time-charter rate (4)(5)	$23,384	$24,464	$29,145
Time-charter revenue days (3)(4)	366	364	736

Aframax
Teekay Aframax Pool average spot TCE rate (1)(6)(7)	$10,496	$16,348	$13,770
Spot revenue days (2)(3)	1,105	1,349	1,223
Average time-charter rate (5)	$22,405	$23,662	$22,858
Time-charter revenue days (3)	793	727	1,084

LR2
Taurus LR2 Pool average spot TCE rate (1)	$12,130	$15,509	$15,451
Spot revenue days (2)(3)	433	453	368

MR
Average product tanker time-charter rate (5)	$33,172	$30,869	$28,269
Time-charter revenue days (3)	455	407	315

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools.

(2)
Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude vessels commercially managed on behalf of third parties. Suezmax spot revenue days exclude four vessels on back-to-back in-charters.

(3)
Average time-charter days are adjusted to reflect the vessel-equivalent number of days in the respective period that any synthetic time-charters (STCs) or forward freight agreements (FFAs) were in effect. For vessel classes in which STCs and FFAs are in effect, a corresponding reduction in spot revenue days is made in each of the respective periods.

(4)	Includes one VLCC on time-charter out at a TCE rate of $47,000 per day prior to May 14, 2011 when this vessel was redelivered following the expiry of its time-charter in contract.

(5)
Average time-charter rates include realized gains and losses of STCs and FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.

(6)	Excludes vessels greater than 15 years-old.

(7)
The average Teekay Aframax spot TCE rate (including vessels greater than 15 years old and realized results of bunker hedging, STCs and FFAs), was $8,858 per day, $15,423 per day and $11,778 per day for the three months ended September 30, 2011, June 30, 2011 and September 30, 2010, respectively.

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Fleet List
As at November 1, 2011, Teekay’s consolidated fleet consisted of 150 vessels, including chartered-in vessels and newbuildings under construction/conversion, but excluding vessels managed for third parties and vessels expected to be acquired as part of the Sevan and Maersk LNG transactions, as summarized in the following table:

	Number of Vessels (1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet
Spot-rate:
Aframax Tankers(2)	—	8	—	8
Suezmax Tankers	5	1	—	6
LR2 Product Tankers	2	1	—	3

Total Teekay Parent Spot Fleet	7	10	—	17

Fixed-rate:(3)(4)
Aframax Tankers(2)	3	3	—	6
Suezmax Tankers	3	1	—	4
LR2 Product Tankers	1	—	—	1
MR Product Tankers	3	2	—	5
FPSO Units	3	—	2	5

Total Teekay Parent Fixed-rate Fleet	13	6	2	21

Total Teekay Parent Fleet	20	16	2	38

Teekay Offshore Fleet	49	4	4	57

Teekay LNG Fleet	36	—	1	37

Teekay Tankers Fleet	15	2	1	18

Total Teekay Consolidated Fleet	120	22	8	150

(1)	Ownership percentages in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.

(2)	Excludes eight vessels chartered-in from Teekay Offshore.

(3)	Excludes two LNG carriers chartered-in from Teekay LNG.

(4)	Excludes two shuttle tankers chartered-in from Teekay Offshore.
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Liquidity and Capital Expenditures
As at September 30, 2011, Teekay had consolidated liquidity of $1.8 billion, consisting of $775.4 million cash and approximately $975.6 million of undrawn revolving credit facilities, of which $695.5 million, consisting of $498.9 million cash and $196.6 million of undrawn revolving credit facilities, is attributable to Teekay Parent.
The Company’s remaining capital commitments relating to its portion of newbuildings and conversions were as follows as at September 30, 2011:

(in millions)	2011	2012	2013	2014	Total
Teekay Offshore	—	$78	$323	—	$401
Teekay LNG	—	—	—	—	—
Teekay Tankers	—	$20	$20	—	$40
Teekay Parent*	$172	$444	$277	$67	$960

Total Teekay Corporation Consolidated**	$172	$542	$620	$67	$1,401

*	Includes among other things Teekay Parent’s 50 percent interest in the Petrojarl Cidade de Itajai FPSO conversion project.

**	Excludes the purchase price related to the Sevan and Maersk LNG acqusitions.
As indicated above, the Company had total capital expenditure commitments pertaining to newbuildings and conversions of approximately $1.4 billion remaining as at September 30, 2011, with pre-arranged financing for $185 million of this amount. The Company is in the process of obtaining debt financing for approximately $1.1 billion of the $1.2 billion of remaining unfinanced capital expenditure commitments which relate to the Knarr FPSO newbuilding, and the four shuttle tanker newbuildings that will be time-chartered out to a subsidiary of BG Group plc.
In addition, the Teekay LNG Marubeni Joint Venture has received $1.12 billion of financing commitments for its acquisition of interests in the Maersk LNG Carriers. Of the remaining $280 million purchase price, Teekay LNG will finance its pro rata share using the net proceeds from its $179.5 million offering of common units completed in early November 2011.
As part of the proposed transaction with Sevan, Teekay Offshore would directly acquire the Piranema FPSO for a total purchase price of approximately $165 million. It is expected that Teekay Offshore would finance this FPSO unit through a new debt facility with the balance being financed using a portion of the net proceeds from the $170 million private placement of Teekay Offshore common units. The other two Sevan FPSO units, the Hummingbird and Voyageur, would be acquired by the Company for an aggregate purchase price of approximately $623 million (including the estimated cost to complete the remaining work related to the Voyageur FPSO upgrade), which is expected to be financed through a combination of the assumption of an existing $230 million debt facility, a new debt facility and existing Teekay Parent liquidity.
Share Repurchase Program
In October 2010, the Company announced its intention to commence repurchasing shares under the Company’s $200 million share repurchase authorization. As of November 1, 2011, the Company had repurchased 5.2 million shares under the Company’s existing authorization, representing a total cost of $162 million. As a result of the proposed Sevan transaction, the Company has suspended any further share repurchases for the time being.
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Conference Call
The Company plans to host a conference call on November 10, 2011 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2011. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 711-9538 or (416) 640-5925, if outside North America, and quoting conference ID code 8506814.
•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).
The conference call will be recorded and available until Thursday, November 17, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8506814.
About Teekay
Teekay Corporation provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay is growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), continues to expand its significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and seeks to grow its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 150 vessels, offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay transports approximately 10 percent of the world’s seaborne oil and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekay.com
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES (1)	468,106	484,922	467,952	1,441,052	1,593,044

OPERATING EXPENSES
Voyage expenses	39,595	51,889	53,719	136,610	192,636
Vessel operating expenses (1)(2)	172,372	174,717	159,570	508,666	464,897
Time-charter hire expense	47,433	53,414	68,023	163,877	222,650
Depreciation and amortization	107,746	105,236	109,194	318,018	328,658
General and administrative (1)(2)	48,801	51,273	46,910	170,292	145,257
Write-down of vessels/net loss on vessel sales	91,809	5,812	24,173	101,214	24,955
Goodwill impairment	36,652	—	—	36,652	—
Restructuring charges	69	458	3,240	5,490	11,218

	544,477	442,799	464,829	1,440,819	1,390,271

(Loss) income from vessel operations	(76,371)	42,123	3,123	233	202,773

OTHER ITEMS (1)
Interest expense	(33,649)	(33,516)	(34,852)	(99,959)	(100,930)
Interest income	2,394	2,457	3,466	7,316	9,949
Realized and unrealized loss on derivative instruments (1)	(219,570)	(102,140)	(133,241)	(298,453)	(440,313)
Income tax (expense) recovery	(1,487)	(2,022)	(8,571)	(4,321)	3,882
Equity loss from joint ventures (1)	(40,624)	(6,053)	(16,010)	(40,282)	(40,503)
Foreign exchange gain (loss)	26,230	(7,157)	(28,717)	(1,267)	27,797
Other income (loss) — net	766	958	2,042	1,820	(6,903)

Net loss	(342,311)	(105,350)	(212,760)	(434,913)	(344,248)
Less: Net loss (income) attributable to non-controlling interests	51,149	8,898	26,717	17,645	(8,945)

Net loss attributable to stockholders of Teekay Corporation	(291,162)	(96,452)	(186,043)	(417,268)	(353,193)

Loss per common share of Teekay
- Basic	$(4.20)	$(1.36)	$(2.55)	$(5.90)	$(4.84)
- Diluted	$(4.20)	$(1.36)	$(2.55)	$(5.90)	$(4.84)

Weighted-average number of common shares outstanding
- Basic	69,375,036	70,935,484	72,982,870	70,743,085	72,911,689
- Diluted	69,375,036	70,935,484	72,982,870	70,743,085	72,911,689

(1)
Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
Realized (losses) gains relating to:
Interest rate swaps	(32,447)	(32,692)	(37,197)	(99,136)	(116,417)
Interest rate swap resets and terminations	(34,426)	—	—	(127,098)	—
Foreign currency forward contracts
Vessel operating expenses	4,065	3,337	(818)	8,618	(2,212)
General and administrative expenses	147	221	—	477	49
Bunkers, FFAs and other	(6)	(7)	3,000	36	(1,356)

	(62,667)	(29,141)	(35,015)	(217,103)	(119,936)

Unrealized (losses) gains relating to:
Interest rate swaps	(142,697)	(73,331)	(116,045)	(74,170)	(325,883)
Foreign currency forward contracts	(14,324)	540	17,837	(7,076)	5,784
Bunkers, FFAs and other	118	(208)	(18)	(104)	(278)

	(156,903)	(72,999)	(98,226)	(81,350)	(320,377)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(219,570)	(102,140)	(133,241)	(298,453)	(440,313)

In addition, equity loss from joint ventures includes net unrealized losses from non-designated interest rate swaps held within the joint ventures of $(26.6) million, $(12.4) million and $(18.2) million for the three months ended September 30, 2011, June 30, 2011, and September 30, 2010, respectively, and $(34.8) million and $(49.8) million for the nine months ended September 30, 2011 and September 30, 2010, respectively. In addition, equity loss from joint ventures includes an impairment of an investment in joint venture of $19.4 million for the three and nine months ended September 30, 2011.

(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
Vessel operating expenses	(168)	(171)	94	(518)	(3,421)
General and administrative	(145)	121	496	71	(1,240)
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	775,403	497,549	779,748
Other current assets	364,356	394,095	343,027
Restricted cash — current	88,397	94,626	86,559
Restricted cash — long-term	492,987	493,970	489,712
Vessels held for sale	—	8,300	—
Vessels and equipment	6,583,413	6,585,418	6,573,388
Advances on newbuilding contracts/conversions	347,393	345,445	197,987
Derivative assets	163,409	104,613	83,198
Investment in joint ventures	202,186	217,584	207,633
Investment in direct financing leases	466,874	473,693	487,516
Investment in term loans	186,629	186,418	116,014
Other assets	167,856	172,044	188,482
Intangible assets	141,632	146,471	155,893
Goodwill	166,540	203,191	203,191

Total Assets	10,147,075	9,923,417	9,912,348

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	388,637	422,117	423,359
Other current liabilities	—	14,500	59
Current portion of long-term debt	446,156	813,909	543,890
Long-term debt	5,350,147	4,484,097	4,626,308
Derivative liabilities	697,317	462,899	531,235
In process revenue contracts	163,505	174,372	196,106
Other long-term liabilities	221,446	215,982	217,658
Redeemable non-controlling interest	39,147	39,604	41,725
Equity:
Non-controlling interests	1,500,793	1,602,411	1,353,561
Stockholders of Teekay	1,339,927	1,693,526	1,978,447

Total Liabilities and Equity	10,147,075	9,923,417	9,912,348

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30
	2011	2010
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	51,746	346,903

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,225,710	1,130,374
Scheduled repayments of long-term debt	(184,624)	(146,572)
Prepayments of long-term debt	(430,860)	(954,133)
Increase in restricted cash	(5,306)	(75,246)
Repurchase of common stock	(118,036)	—
Net proceeds from public offerings of Teekay LNG	158,326	50,000
Net proceeds from public offerings of Teekay Offshore	19,877	221,492
Net proceeds from public offerings of Teekay Tankers	107,234	103,036
Cash dividends paid	(70,124)	(69,615)
Distribution from subsidiaries to non-controlling interests	(152,985)	(113,598)
Other	5,492	2,627

Net financing cash flow	554,704	148,365

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(550,368)	(176,238)
Proceeds from sale of vessels and equipment	18,955	49,402
Investment in term loans	(70,404)	(115,575)
Loans to joint ventures	(4,092)	1,510
Other	(4,886)	15,577

Net investing cash flow	(610,795)	(225,324)

(Decrease) increase in cash and cash equivalents	(4,346)	269,944
Cash and cash equivalents, beginning of the period	779,748	422,510

Cash and cash equivalents, end of the period	775,403	692,454

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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2011		September 30, 2011
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss — GAAP basis	(342,311)		(434,913)
Adjust for: Net loss attributable to non-controlling interests	51,149		17,645

Net loss attributable to stockholders of Teekay	(291,162)	(4.20)	(417,268)	(5.90)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments (2)	183,803	2.65	116,596	1.65
Foreign currency exchange (gain) loss (3)	(27,006)	(0.39)	1,936	0.03
Writedown of vessels/net loss on vessel sales (4)	111,220	1.60	120,625	1.70
Goodwill impairment(5)	36,652	0.53	36,652	0.52
Upfront payments related to interest rate swap resets and interest rate swap termination	34,426	0.50	127,098	1.80
Restructuring charge(6)	69	—	5,488	0.08
Deferred income tax expense on unrealized foreign exchange gains	—	—	10,095	0.14
Adjustments to pension accruals and stock based compensation(7)	—	—	18,102	0.25
Other — net(8)	—	—	(6,232)	(0.09)
Non-controlling interests’ share of items above	(88,570)	(1.27)	(117,785)	(1.66)

Total adjustments	250,594	3.62	312,576	4.42

Adjusted net loss attributable to stockholders of Teekay	(40,568)	(0.58)	(104,692)	(1.48)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. A substantial majority of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Relates to the write-down in the carrying value of certain smaller product tankers, certain older vessels and an investment in a joint venture.

(5)	Relates to impairment of goodwill of the Company’s conventional tanker segment.

(6)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(7)	Relates to one-time pension retirement payment to the Company’s former President and Chief Executive Officer and accelerated timing of accounting recognition of stock-based compensation expense.

(8)	Relates to non-recurring adjustments to tax accruals.
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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income — GAAP basis	(212,760)		(344,248)
Adjust for: Net income attributable to non-controlling interests	26,717		(8,945)

Net income attributable to stockholders of Teekay	(186,043)	(2.55)	(353,193)	(4.84)
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	115,025	1.58	373,125	5.12
Foreign currency exchange losses (gains) (3)	28,717	0.39	(27,797)	(0.38)
Deferred income tax recovery on unrealized foreign exchange losses	13,174	0.18	(1,032)	(0.01)
Restructuring charge(4)	3,240	0.04	11,218	0.15
Loss on sale of vessels and equipment	24,173	0.33	24,955	0.34
Retroactive component of revenue recognized from contract amendment(5)	—	—	(59,200)	(0.81)
Loss on bond repurchase (8.875 percent notes due 2011)	—	—	12,645	0.17
Adjustments to carrying value of certain capitalized drydocking expenditures	4,698	0.07	7,092	0.10
Non-recurring adjustments to tax accruals	(1,927)	(0.03)	4,915	0.06
Other(6)	—	—	739	0.01
Non-controlling interests’ share of items above	(54,324)	(0.74)	(76,711)	(1.05)

Total adjustments	132,776	1.82	269,949	3.70

Adjusted net loss attributable to stockholders of Teekay	(53,267)	(0.73)	(83,244)	(1.14)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(5)	Reflects the retroactive component of revenue recognized in the three and six months ended June 30, 2010 relating to the signing of the Foinaven FPSO contract amendment on March 30, 2010.

(6)	Relates to write-off of capitalized loan costs upon prepayments of long-term debt.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT SEPTEMBER 30, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	160,935	101,499	14,104	498,865	—	775,403
Other current assets	108,084	17,586	7,876	230,810	—	364,356
Restricted cash (current & non-current)	—	578,563	—	2,821	—	581,384
Vessels and equipment	2,241,541	1,980,613	726,766	1,634,493	—	6,583,413
Advances on newbuilding contracts	44,947	41,338	—	261,108	—	347,393
Derivative assets	8,463	152,536	—	2,410	—	163,409
Investment in joint ventures	—	190,040	89	12,057	—	202,186
Investment in direct financing lease	55,618	411,158	—	98	—	466,874
Investment in term loans	—	—	116,629	70,000	—	186,629
Other assets	15,775	31,724	11,762	108,595	—	167,856
Advances to affiliates	7,257	3,510	13,568	(24,335)	—	—
Equity investment in subsidiaries	—	—	—	397,400	(397,400)	—
Intangibles and goodwill	150,536	152,330	—	5,306	—	308,172

TOTAL ASSETS	2,793,156	3,660,897	890,794	3,199,628	(397,400)	10,147,075

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	95,642	56,244	11,648	225,103	—	388,637
Advances from affiliates	39,561	78,452	2,322	(120,335)	—	—
Current portion of long-term debt	145,108	258,878	1,800	40,370	—	446,156
Long-term debt	1,780,096	1,867,631	347,550	1,354,870	—	5,350,147
Derivative liabilities	254,038	314,110	24,875	104,294	—	697,317
In-process revenue contracts	—	—	185	163,320	—	163,505
Other long-term liabilities	18,300	108,484	3,296	91,366	—	221,446
Redeemable non-controlling interest	39,147	—	—	—	—	39,147
Equity:
Non-controlling interests (1)	39,228	13,765	—	713	1,447,087	1,500,793
Equity attributable to stockholders/ unitholders of publicly-listed entities	382,036	963,333	499,118	1,339,927	(1,844,487)	1,339,927

TOTAL LIABILITIES AND EQUITY	2,793,156	3,660,897	890,794	3,199,628	(397,400)	10,147,075

NET DEBT (2)	1,764,269	1,446,447	335,246	893,554	—	4,439,516

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total

Revenues	239,900	97,256	29,695	160,088	(58,833)	468,106

Voyage expenses	31,096	307	729	7,463	—	39,595
Vessel operating expenses	71,641	22,366	10,908	67,457	—	172,372
Time-charter hire expense	18,620	—	1,610	86,036	(58,833)	47,433
Depreciation and amortization	46,905	23,032	10,797	27,012	—	107,746
General and administrative	17,643	5,804	1,927	23,427	—	48,801
Write-down of vessels/net loss on vessel sales	23,961	—	—	67,848	—	91,809
Goodwill impairment	—	—	13,310	23,342	—	36,652
Restructuring charges	—	—	—	69	—	69

	209,866	51,509	39,281	302,654	(58,833)	544,477

Income (loss) from vessel operations	30,034	45,747	(9,586)	(142,566)	—	(76,371)

Net interest expense	(9,090)	(10,553)	(728)	(10,884)	—	(31,255)
Realized and unrealized loss on
derivative instruments	(100,499)	(37,690)	(6,703)	(74,678)	—	(219,570)
Income tax (expense) recovery	3,528	176	—	(5,191)	—	(1,487)
Equity income (loss) from joint ventures (1)	—	891	—	(41,515)	—	(40,624)
Equity in losses of subsidiaries	—	—	—	(13,091)	13,091	—
Foreign exchange (loss) gain	(342)	29,480	(3)	(2,905)	—	26,230
Other — net	966	133	(113)	(220)	—	766

Net (loss) income	(75,403)	28,184	(17,133)	(291,050)	13,091	(342,311)
Less: Net (income) loss attributable to non-controlling interests (2)	(4,362)	(592)	—	(112)	56,215	51,149

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(79,765)	27,592	(17,133)	(291,162)	69,306	(291,162)

CASH FLOW FROM VESSEL OPERATIONS (3)	105,227	70,402	14,521	(32,736)	—	157,414

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2011, Teekay Parent received/will receive daughter company cash dividends and distributions totaling $34.9 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Revenues	707,816	282,722	92,866	523,774		(166,126)	1,441,052

Voyage expenses	89,133	1,362	1,888	44,227		—	136,610
Vessel operating expenses	221,968	66,561	31,362	188,775		—	508,666
Time-charter hire expense	57,072	—	1,610	271,321		(166,126)	163,877
Depreciation and amortization	138,636	67,552	32,374	79,456		—	318,018
General and administrative	54,530	18,665	6,727	90,370		—	170,292
Write-down of vessels/net loss on vessel sales	33,226	—	—	67,988		—	101,214
Goodwill impairment	—	—	13,310	23,342		—	36,652
Restructuring charges	3,924	—	—	1,566		—	5,490

Total operating expenses	598,489	154,140	87,271	767,045		(166,126)	1,440,819

Income (loss) from vessel operations	109,327	128,582	5,595	(243,271)		—	233

Net interest expense	(26,170)	(31,167)	(2,904)	(32,402)		—	(92,643)
Realized and unrealized loss
on derivative instruments	(128,379)	(54,250)	(10,637)	(105,187)		—	(298,453)
Income tax (expense) recovery	(2,162)	(778)	—	(1,381)		—	(4,321)
Equity income (loss) from joint ventures (1)	—	12,395	(2)	(52,675)		—	(40,282)
Equity in earnings of subsidiaries	—	—	—	18,418		(18,418)	—
Foreign exchange loss	(748)	(412)	(32)	(75)		—	(1,267)
Other — net	3,435	(138)	(620)	(857)		—	1,820

Net (loss) income	(44,697)	54,232	(8,600)	(417,430)		(18,418)	(434,913)
Less: Net (income) loss attributable (2) to non-controlling interests	(7,259)	(4,616)	—	162		29,358	17,645

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(51,956)	49,616	(8,600)	(417,268)		10,940	(417,268)

CASH FLOW FROM VESSEL OPERATIONS (3)	292,393	200,607	51,279	(101,694	)(4)	—	442,585

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the nine months ended September 30, 2011, Teekay Parent received/will receive daughter company cash dividends and distributions totaling $107.2 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	34,063	43,307	67,503	15,215	160,088

Voyage expenses	3,819	80	—	3,564	7,463
Vessel operating expenses	8,332	13,994	43,083	2,048	67,457
Time-charter hire expense	44,812	16,951	13,527	10,746	86,036
Depreciation and amortization	5,359	5,994	14,562	1,097	27,012
General and administrative	8,253	4,695	8,795	1,684	23,427
Write-down of vessels/net (gain) loss on vessel sales	15,414	58,034	(5,600)	—	67,848
Goodwill impairment	19,294	4,048	—	—	23,342
Restructuring charges	69	—	—	—	69

Total operating expenses	105,352	103,796	74,367	19,139	302,654

Loss from vessel operations	(71,289)	(60,489)	(6,864)	(3,924)	(142,566)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

Loss from vessel operations	(71,289)	(60,489)	(6,864)	(3,924)	(142,566)
Depreciation and amortization	5,359	5,994	14,562	1,097	27,012
Write-down of vessels/net (gain) loss on vessel sales	15,414	58,034	(5,600)	—	67,848
Goodwill impairment	19,294	4,048	—	—	23,342
Amortization of in process revenue contracts and other	—	—	(10,798)	—	(10,798)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	—	68	103	—	171
Realized gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	778	1,477	—	2,255

CASH FLOW FROM VESSEL OPERATIONS	(31,222)	8,433	(7,120)	(2,827)	(32,736)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG, one chartered-in FSO unit owned by Teekay Offshore, and one newbuilding shuttle tanker delivered in July 2011.
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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE NINE MONTHS ENDED ENDED SEPTEMBER 30, 2011
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	168,332	120,202	195,548	39,692	523,774

Voyage expenses	36,147	665	—	7,415	44,227
Vessel operating expenses	27,395	36,127	120,609	4,644	188,775
Time-charter hire expense	165,184	42,900	30,402	32,835	271,321
Depreciation and amortization	15,593	17,894	43,686	2,283	79,456
General and administrative	27,830	12,959	26,910	22,671	90,370
Write-down of vessels/net (gain) loss on vessel sales	14,861	58,146	(5,600)	581	67,988
Goodwill impairment	19,294	4,048	—	—	23,342
Restructuring charges	123	16	—	1,427	1,566

Total operating expenses	306,427	172,755	216,007	71,856	767,045

Loss from vessel operations	(138,095)	(52,553)	(20,459)	(32,164)	(243,271)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

Loss from vessel operations	(138,095)	(52,553)	(20,459)	(32,164)	(243,271)
Depreciation and amortization	15,593	17,894	43,686	2,283	79,456
Asset impairments/net (gain) loss on vessel sales	14,861	58,146	(5,600)	581	67,988
Goodwill impairment	19,294	4,048	—	—	23,342
Amortization of in process revenue contracts and other	—	—	(32,394)	(2,610)	(35,004)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	—	24	213	—	237
Realized gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	1,910	3,648	—	5,558

CASH FLOW FROM VESSEL OPERATIONS	(88,347)	29,469	(10,906)	(31,910)	(101,694)

(1)
Results of two chartered-in LNG carriers owned by Teekay LNG, one FSO unit owned by Teekay Parent, two newbuilding shuttle tankers delivered in May 2011 and July 2011 and includes one-time pension retirement payment to former President and CEO and non-cash stock-based compensation adjustments.

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TEEKAY CORPORATION
APPENDIX D — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT FREE CASH FLOW
(in thousands of U.S. dollars, except for per share/unit amounts)
(unaudited)
Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended September 30, 2011, June 30, 2011, March 31, 2011, December 31, 2010, and September 30, 2010. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), and its 49 percent ownership interest in Teekay Offshore Operating L.P., through March 8, 2011 when it sold this remaining interest to Teekay Offshore, net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended September 30, 2011 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended June 30, 2011, March 31, 2011, December 31, 2010, and September 30, 2010, please see the Company’s website at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2011	2011	2011	2010	2010
Teekay Parent cash flow from vessel operations	(32,736)	(27,425)	(41,532)	(21,674)	(29,394)

Daughter company distributions to Teekay Parent (1)
Common shares/units (2)
Teekay LNG Partners	15,881	15,881	15,881	15,881	15,125
Teekay Offshore Partners	11,181	11,181	11,181	7,030	7,030
Teekay Offshore Operating L.P. (OPCO) (3)	—	—	—	15,000	15,000
Teekay Tankers (4)	2,417	3,384	4,028	3,545	4,995

Total	29,479	30,446	31,090	41,456	42,150
General partner interest
Teekay LNG Partners	3,176	3,176	3,176	2,949	2,352
Teekay Offshore Partners	2,237	2,237	2,212	1,485	1,312

Total	5,413	5,413	5,388	4,434	3,664
Total Teekay Parent cash flow before interest and drydock expenditures	2,156	8,434	(5,054)	24,216	16,420
Less:
Net interest expense (5)	(16,920)	(18,012)	(19,214)	(25,855)	(27,224)
Drydock expenditures	(1,811)	(3,040)	(287)	(7,474)	(4,174)

TOTAL TEEKAY PARENT FREE CASH FLOW	(16,575)	(12,617)	(24,555)	(9,113)	(14,978)

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
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(2)	Common share/unit dividend and distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2011	2011	2011	2010	2010

Teekay LNG Partners
Distribution per common unit	$0.63	$0.63	$0.63	$0.63	$0.60
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$15,881,213	$15,881,213	$15,881,213	$15,881,213	$15,124,964
Teekay Offshore Partners
Distribution per common unit	$0.50	$0.50	$0.500	$0.475	$0.475
Common units owned by Teekay Parent	22,362,814	22,362,814	22,362,814	14,800,000	14,800,000

Total distribution	$11,181,407	$11,181,407	$11,181,407	$7,030,000	$7,030,000
Teekay Tankers
Dividend per share	$0.15	$0.21	$0.25	$0.22	$0.31
Shares owned by Teekay Parent (4)	16,112,244	16,112,244	16,112,244	16,112,244	16,112,244

Total dividend	$2,416,837	$3,383,571	$4,028,061	$3,544,694	$4,994,796

(3)	Based on 49 percent interest owned directly by Teekay Parent. In March 2011, Teekay sold its remaining 49 percent interest in Teekay Offshore Operating L.P. to Teekay Offshore.

(4)	Includes Class A and Class B shareholdings.

(5)
Net interest expense includes realized gains and losses on interest rate swaps. Excludes upfront payment of $92.7 million related to interest rate swap resets for the three months ended March 31, 2011 and excludes realized loss of $34.4 million related to early termination of an interest rate swap agreement for the three months ended September 30, 2011.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the Company’s position in the offshore and LNG shipping markets relative to its competitors; the timing and certainty of the Company’s proposed acquisition of three FPSO units from Sevan and its equity investment in a recapitalized Sevan, including the purchase price to be paid by Teekay or Teekay Offshore to purchase the FPSO units, the equity ownership Teekay would acquire in a recapitalized Sevan for its $25 million investment, the estimated remaining cost to complete the upgrade of the Voyageur FPSO unit, and the effect on the Company’s offshore project development capabilities and pipeline of future offshore growth projects and consolidated forward fixed-rate revenues; the timing and certainty of Teekay LNG’s acquisition, through the Teekay LNG Marubeni Joint Venture, of ownership interests in eight LNG carriers from A.P. Moller-Maersk, including the effect of this transaction on Teekay’s consolidated forward fixed-rate revenues and general partner cash flows to Teekay Parent; the expected timing of newbuilding deliveries and in-chartered vessel redeliveries; the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments; and the Company’s future business priorities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; failure to satisfy closing conditions for the transactions with A.P. Moller-Maersk; negotiation and finalization of definitive agreements for the proposed transactions with Sevan and any failure to satisfy related closing conditions, including obtaining approvals from Sevan’s shareholders, Sevan’s bondholders, regulatory authorities, Sevan FPSO charterers, and Sevan’s syndicate of banks relating to the Voyageur FPSO; failure of the Teekay Offshore Board of Directors to approve the purchase of FPSO units offered by Teekay; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements, including the inability of Teekay Offshore to obtain acceptable financing to acquire any FSPO units from Teekay; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: November 10, 2011	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)